EXHIBIT 12.2

CALIFORNIA STEEL INDUSTRIES, INC. AND SUBSIDIARY

Computation of Ratio of EBITDA, as Adjusted, to Interest Expense

Please tie out this data.

	Year Ended December 31,

	2002		2001		2000		1999		1998

Income (loss) before Income Taxes	58,139		(7,317)		56,138		77,027		26,816
Add: Interest Expense, Net	14,127		16,316		18,756		16,345		16,954
Exclude Gain/Loss on Fixed Assets	(492)		802		(28)		(13)		308
Depreciation (Cash Flow)	28,827		30,204		28,852		26,331		26,659

EBITDA, As Adjusted	100,601		40,005		103,718		119,690		70,737

Interest Expense, Net	14,127		16,316		18,756		16,345		16,954
Ratio EBITDA, As Adjusted to Interest Expense, Net	7.1	x	2.5	x	5.5	x	7.3	x	4.2	x